

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2015

<u>Via E-mail</u>
John D. Sheehan
Executive Vice President and Chief Financial Officer
Mylan N.V. c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re:** **Mylan N.V.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **Filed June 19, 2015**
> **File No. 333-203873**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 19, 2015**
> **File No. 333-199861**

Dear Mr. Sheehan:

We have reviewed the above filings and related disclosure and have the following additional comments. Where applicable, please provide the disclosure requested below in both the proxy statement and the registration statement.

1. Please revise the filings to disclose the lawsuit filed against Mylan and each of its directors by the City of Riviera Beach General Employees Retirement System and Doris Arnold.

2. We note your response to prior comment 3. Please include as disclosure in the proxy statement the last two sentences of your response.

3. We note your response to prior comment 4. In the statement found in the proxy statement indicating that the Cut-Off Date does not apply to proxies to vote preferred shares, please supplement the disclosure to clarify that the reference to preferred shares includes preferred shares that may be acquired by Stichting Preferred Shares Mylan upon exercise of its call option.

4. We note your response to prior comments 6 and 7. Please supplement the revised disclosure to include the information in the last paragraph of your response to prior comment 6. Please also revise the disclosure to clarify, if true, that the current proposal relates solely to the terms of the binding offer and any amended or new offer will require further Mylan shareholder approval or alternatively, if true, that approval of the current proposal will apply to any transaction for Perrigo on any terms that Mylan's board of

directors and management deem appropriate in their discretion. As currently written, the disclosure suggests that Mylan could change material terms of the transaction without resoliciting proxies, so long as Mylan made a supplemental disclosure.

5. We note your response to prior comment 10. Please supplement the revised disclosure to include the information included in your response.

6. We note your response to prior comment 13. If Irish Takeover Rules prevent Mylan from including the requested disclosure, please remove this and similar statements from the proxy statement and registration statement.

7. We note your response to prior comments 17 and 34. Please disclose why it is necessary to the offer to include this second condition within the Acceptance Condition and the circumstances under which Mylan would lower the acceptance threshold to less than 80%. Given the response to prior comment 20, please also confirm Mylan's understanding of its obligations under Exchange Act Rule 14d-3(b)(1), Instruction 3 to Rule 14d-4(b) and Rule 14d-4(d)(1) and (2) were Mylan to lower the acceptance threshold below 80%.

8. In addition, we note that Mylan's bridge credit agreement, filed on April 24, 2015 as exhibit 10.1 to Form 8-K, does not appear to provide for financing if Mylan does not receive valid acceptances from more than 80% of Perrigo shareholders. Specifically, section 4.02(c)(i) of the bridge credit agreement indicates that a condition to the availability of the loans under the agreement is that Mylan acquire no less than 80% of the shares of Perrigo. In light of above, please provide disclosure, including risk factor disclosure, indicating whether:

    *   Mylan will have committed financing to complete the offer if the threshold is lowered below 80%;
    *   Mylan is required to obtain a waiver of such condition in such a scenario; and
    *   Mylan would otherwise have the resources to consummate the Exchange Offer if it failed to obtain such waiver and not receive bridge credit financing via this agreement.

9. We note the condition on page 48 of the proxy statement and page 50 of the registration statement regarding EU Merger Regulation. With a view towards disclosure, please advise when Mylan will have determined that the EU Merger Regulation is applicable to the offer or its implementation.

10. We note your response to prior comment 19. Given the response to prior comment 20, it is unclear why Mylan believes that payment of consideration as late as 14 days after the tender of Perrigo ordinary shares constitutes prompt payment as required by Exchange Act Rules 14e-1(c) and 14d-11(c) and (e). Please advise.

11.   We note your response to prior comment 20. Please advise us when we can expect to receive the withdrawal of Mylan's request for exemptive relief.

12.   We note your response to prior comments 25 and 29 and the related disclosure. Please supplement the disclosure in both filings where applicable to indicate that Mylan has not made a formal unconditional commitment with respect to regulatory approvals from the relevant competition authorities in the EU, Mexico, Russia and Ukraine.

13.   We note your response to prior comment 30. Please supplement the disclosure on page 89 of the registration statement under the caption "Nomination of Directors" to include the information contained in the last two sentences of the first paragraph of your response.

14.   The response to prior comment 30 indicates that a resolution of shareholders at the General Meeting to suspend or remove a Director pursuant to and in accordance with a Board proposal shall be passed by simple majority of the votes cast. Please reconcile this response with disclosure on page 90 of the registrations statement under the caption "Removal of Directors" that indicates that the required vote is an absolute majority of the votes cast.

15.   We note that in response to prior comment 31, you have deleted the referenced sentence "By exercising the option to acquire the company's preferred shares…" and replaced it with different disclosure found on pages 111 and 112 of the registration statement. Please supplement the disclosure to answer the following questions:

- What is the meaning of the statement "the foundation is restricted from exercising more voting power than required to neutralize a perceived threat." Can the foundation acquire or vote a number of shares in excess of the number acquired by a hostile bidder for Mylan? Could the foundation determine that it was necessary to acquire or vote a greater number of shares?

- The revised disclosure references a hostile bidder. When the hostile bidder no longer presents a "threat," can the foundation determine that some other threat existed that justified its use of voting rights?

- What constitutes a "perceived threat?"

- Does Mylan have an expectation that Stichting Preferred Shares Mylan will exercise its call option given the Teva proposal?

Please contact Alla Berenshteyn at (202) 551-4325, Daniel Greenspan at (202) 551-3623, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Thomas E. Dunn, Esq.
       Cravath, Swaine & Moore LLP